UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 24, 2015

PINNACLE FOODS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35844	35-2215019
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

399 Jefferson Road, Parsippany, NJ	07054
(Address of Principal Executive Offices)	(Zip Code)

(973) 541-6620

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On November 24, 2015, Pinnacle Foods Inc. (the “Company”) and Slope Acquisition Inc., a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boulder Brands, Inc. (“Boulder”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Merger Sub has agreed to commence a cash tender offer (the “Offer”), within ten business days following the date of the Merger Agreement, for all of Boulder’s outstanding shares of common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $11.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes.

The obligation of Merger Sub to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by the Company and its subsidiaries, would represent at least a majority of the Shares outstanding on a fully diluted basis as of the expiration of the Offer. The consummation of the Offer is also subject to the satisfaction of other customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The consummation of the Offer is not subject to any financing condition.

As soon as practicable following the completion of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Boulder (the “Merger”), with Boulder continuing as the surviving corporation and a wholly owned subsidiary of the Company. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. The Company expects the Merger to close early in the first quarter of 2016.

The Merger Agreement also includes customary termination rights for both the Company and Boulder and provides that, in connection with the termination of the Merger Agreement under specified circumstances, Boulder will be required to pay a termination fee of $21,300,000.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type.

The Company expects to fund the acquisition and related fees and expenses with cash on hand and new debt. Pinnacle Foods Finance LLC, a wholly owned subsidiary of the Company, has received a financing commitment for an incremental term loan in an aggregate principal amount of up to $900 million from Bank of America, N.A.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement filed herewith as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Boulder, the Company or Merger Sub, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties and covenants contained in the Merger Agreement and described above were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the United States Securities and Exchange Commission (the “SEC”). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 7.01. Regulation FD Disclosure

Forward-Looking Statements

This communication may contain forward-looking statements, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the anticipated changes in the business environment in which the Company operates and in the Company’s future operating results relating to the potential benefits of a transaction with Boulder and the ability of the Company and Boulder to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Boulder’s stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions on the respective businesses of the Company and Boulder and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company detailed in its filings with the SEC from time to time. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect the Company’s businesses, particularly those mentioned in the risk factors and other cautionary statements in the Company’s 2014 Annual Report on Form 10-K and in the Company’s other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. The Company and Boulder expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

The Offer has not yet commenced. This communication is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell any securities of Boulder. At the time the Offer is commenced, the Company will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Boulder will file a Solicitation/Recommendation Statement relating to the Offer with the SEC. The Company and Boulder intend to mail these documents to Boulder’s stockholders. Boulder’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the Offer and the Merger that are filed with the SEC, carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the Offer that Boulder’s stockholders should consider prior to making any decisions with respect to the Offer. Once filed, stockholders of Boulder will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of November 24, 2015, by and among Pinnacle Foods Inc., Slope Acquisition Inc. and Boulder Brands, Inc.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE FOODS INC.

Date: November 24, 2015	By:	/s/ Craig Steeneck
		Name:	Craig Steeneck
		Title:	Executive Vice President and Chief Financial Officer

PINNACLE FOODS INC.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 24, 2015, by and among Pinnacle Foods Inc., Slope Acquisition Inc. and Boulder Brands, Inc.